FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

April 28, 2004


--------------------------------------------------------------------------------

RICOH

                                  FLASH REPORT

                            Year Ended March 31, 2004
          (Results for the Period from April 1, 2003 to March 31, 2004)
                        Three Months Ended March 31, 2004
         (Results for the Period from January 1, 2004 to March 31, 2004)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Year ended March 31, 2004, 2003 and 2005 (Forecast)

                                                                                                    (Billions of yen)
-------------------------------------------------------------------------------------------   -----------------------
                                                     Year ended       Year ended               Year ended
                                                   March 31, 2004   March 31, 2003   Change   March 31, 2005   Change
                                                      (Results)        (Results)                (Forecast)
-------------------------------------------------------------------------------------------   -----------------------
   Domestic sales                                           914.0            896.0      2.0%           935.0      2.3%
   Overseas sales                                           866.1            842.3      2.8%           875.0      1.0%
Net sales                                                 1,780.2          1,738.3      2.4%         1,810.0      1.7%
Gross profit                                                765.6            745.3      2.7%           785.0      2.5%
Operating income                                            150.0            133.6     12.2%           175.0     16.7%
Income before income taxes                                  143.0            123.4     15.9%           165.0     15.3%
Net income                                                   91.7             72.5     26.6%            95.0      3.5%
-------------------------------------------------------------------------------------------   -----------------------
Exchange rate (Yen/US$)                                    113.09           121.96    -8.87           105.00    -8.09
Exchange rate (Yen/EURO)                                   132.65           121.00    11.65           130.00    -2.65
-------------------------------------------------------------------------------------------   -----------------------
Net income per share (yen)                                 123.63            99.79    23.84           128.57     4.94
-------------------------------------------------------------------------------------------   -----------------------
Return on equity (%)                                         12.6             11.2      1.4               --       --
Income before income taxes on total assets (%)                7.7              6.6      1.1               --       --
Income before income taxes on net sales (%)                   8.0              7.1      0.9              9.1      1.1
-------------------------------------------------------------------------------------------   -----------------------
Total assets                                              1,852.7          1,884.9    -32.1               --       --
Shareholders' equity                                        795.1            657.5    137.6               --       --
Interest-bearing debt                                       432.7            484.6    -51.8               --       --
-------------------------------------------------------------------------------------------   -----------------------
Equity ratio (%)                                             42.9             34.9      8.0               --       --
-------------------------------------------------------------------------------------------   -----------------------
Shareholder's equity per share (yen)                     1,076.11           885.41    190.7               --       --
-------------------------------------------------------------------------------------------   -----------------------
Cash flows from operating activities                        154.9            185.7    -30.8               --       --
Cash flows from investing activities                        -63.3            -98.1     34.8               --       --
Cash flows from financing activities                        -74.8            -67.1     -7.6               --       --
Cash and cash equivalents at end of period                  203.0            189.2     13.7               --       --
-------------------------------------------------------------------------------------------   -----------------------
Capital expenditures                                         75.5             73.9      1.5             74.5     -1.0
Depreciation for tangible fixed assets                       67.6             69.5     -1.8             69.0      1.3
R&D expenditures                                             92.5             83.5      8.9            100.0      7.4
-------------------------------------------------------------------------------------------   -----------------------
Number of employees (Japan) (thousand people)                38.8             39.5     -0.7               --       --
Number of employees (Overseas) (thousand people)             34.4             35.1     -0.8               --       --
-------------------------------------------------------------------------------------------   -----------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) Three months ended March 31, 2004 and 2003

                                                                          (Billions of yen)
-------------------------------------------------------------------------------------------
                                                    Three months     Three months
                                                        ended           ended
                                                   March 31, 2004   March 31, 2003   Change
-------------------------------------------------------------------------------------------
   Domestic sales                                           252.5            236.2      6.9%
   Overseas sales                                           218.7            224.5     -2.6%
Net sales                                                   471.2            460.7      2.3%
Gross profit                                                191.7            199.7     -4.0%
Operating income                                             36.5             38.9     -6.2%
Income before income taxes                                   38.3             37.8      1.5%
Net income                                                   29.8             21.1     40.8%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                    107.31           119.04   -11.73
Exchange rate (Yen/EURO)                                   134.10           127.63     6.47
-------------------------------------------------------------------------------------------
Net income per share (yen)                                  40.31            29.17    11.14
-------------------------------------------------------------------------------------------
Return on equity (%)                                          4.0              3.2      0.8
Income before income taxes on total assets (%)                2.0              2.0      0.0
Income before income taxes on net sales (%)                   8.1              8.2     -0.1
-------------------------------------------------------------------------------------------
Capital expenditures                                         23.6             18.8      4.8
Depreciation for tangible fixed assets                       18.2             18.1      0.1
R&D expenditures                                             24.0             22.4      1.5
-------------------------------------------------------------------------------------------

(3) Three months ended June 30, 2004 (Forecast) and 2003

                                                                          (Billions of yen)
-------------------------------------------------------------------------------------------
                                                    Three months     Three months
                                                       ended            ended
                                                   June 30, 2004    June 30, 2003
                                                     (Forecast)       (Results)      Change
-------------------------------------------------------------------------------------------
   Domestic sales                                           233.0            224.3      3.9%
   Overseas sales                                           208.0            213.1     -2.4%
Net sales                                                   441.0            437.4      0.8%
Gross profit                                                192.3            192.7     -0.2%
Operating income                                             39.0             38.4      1.3%
Income before income taxes                                   37.5             37.3      0.5%
Net income                                                   22.5             22.3      0.6%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                    105.00           118.52   -13.52
Exchange rate (Yen/EURO)                                   130.00           134.67    -4.67
-------------------------------------------------------------------------------------------
Capital expenditures                                         18.0             18.6     -0.6
Depreciation for tangible fixed assets                       17.0             17.0      0.0
R&D expenditures                                             22.0             19.3      2.6
-------------------------------------------------------------------------------------------

(4) Half year ended September 30, 2004 (Forecast) and 2003

                                                                          (Billions of yen)
-------------------------------------------------------------------------------------------
                                                     Half year         Half year
                                                       ended             ended
                                                   September 30,     September 30,
                                                        2004              2003
                                                     (Forecast)        (Results)     Change
-------------------------------------------------------------------------------------------
   Domestic sales                                           466.0            448.6      3.9%
   Overseas sales                                           429.0            439.4     -2.4%
Net sales                                                   895.0            888.0      0.8%
Gross profit                                                386.8            388.1     -0.3%
Operating income                                             78.0             77.2      1.0%
Income before income taxes                                   74.5             71.4      4.3%
Net income                                                   43.8             42.2      3.6%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                    105.00           118.06   -13.06
Exchange rate (Yen/EURO)                                   130.00           133.47    -3.47
-------------------------------------------------------------------------------------------
Capital expenditures                                         37.0             36.3      0.6
Depreciation for tangible fixed assets                       34.0             33.6      0.3
R&D expenditures                                             50.0             44.2      5.7
-------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED. YEAR ENDED MARCH 31, 2004)

DATE OF APPROVAL FOR THE FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2004, AT THE BOARD OF DIRECTORS' MEETING: APRIL 28, 2004

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2003 TO MARCH 31, 2004

(1) Operating Results                                          (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2004   March 31, 2003
--------------------------------------------------------------------------------
Net sales                                             1,780,245        1,738,358
   (% change from the previous fiscal year)                 2.4              3.9
Operating income                                        150,006          133,654
   (% change from the previous fiscal year)                12.2              3.1
Income before income taxes                              143,063          123,470
   (% change from the previous fiscal year)                15.9              8.4
Net income                                               91,766           72,513
   (% change from the previous fiscal year)                26.6             17.7
Net income per share-basic (yen)                         123.63            99.79
Net income per share-diluted (yen)                           --            96.81
Return on equity (%)                                       12.6             11.2
Income before income taxes on total assets (%)              7.7              6.6
Income before income taxes on net sales (%)                 8.0              7.1
--------------------------------------------------------------------------------
Notes:
i. Equity in income of affiliates: Yen 2,065 million (Yen 2,403 million in previous fiscal year)
ii.  Some changes in accounting method have been made.
iii. Average number of shares outstanding (consolidated): 742,292,806 shares (726,659,698 shares in previous fiscal year)
iv.  Net income per share is calculated as required by SFAS No. 128.

(2) Financial Position                                         (Millions of yen)
--------------------------------------------------------------------------------
                                                 March 31, 2004   March 31, 2003
--------------------------------------------------------------------------------
Total assets                                          1,852,793        1,884,922
Shareholders' equity                                    795,131          657,514
Equity ratio (%)                                           42.9             34.9
Equity per share (yen)                                 1,076.11           885.41
--------------------------------------------------------------------------------
Note: Number of shares outstanding as of March 31, 2004: 738,894,891 shares (742,608,635 shares as of March 31, 2003)

(3) Cash Flow                                                  (Millions of yen)
--------------------------------------------------------------------------------
                                                   Year ended       Year ended
                                                 March 31, 2004   March 31, 2003
--------------------------------------------------------------------------------
Cash flows from operating activities                    154,911          185,742
Cash flows from investing activities                    -63,383          -98,199
Cash flows from financing activities                    -74,835          -67,143
Cash and cash equivalents at end of period              203,039          189,243
--------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method:

Number of consolidated subsidiaries: 321; nonconsolidated subsidiaries: 39; affiliated companies: 21

(5) Changes relating to the scale of consolidation and the application of the equity method:

Consolidated subsidiaries: 1 addition; 14 removals
Companies accounted for by the equity method: 2 additions; 3 removals

Notes:
Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2004 TO MARCH 31, 2005
                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                               Half year ended      Year ended
                                              September 30,2004   March 31, 2005
--------------------------------------------------------------------------------
Net sales                                               895,000        1,810,000
Operating income                                         78,000          175,000
Income before income taxes                               74,500          165,000
Net income                                               43,800           95,000
--------------------------------------------------------------------------------
Note: Net income per share (Consolidated) 128.57 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2005. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

GROUP POSITION

The Ricoh Group comprises 360 subsidiaries and 21 affiliates.

Their development, manufacturing, sales, and service activities center on office equipment business and other businesses (optical equipments, semiconductors and metering equipments).

Ricoh Company, Ltd., a parent company, heads development.
The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

( Office Equipment Business )
In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers.
Major products include:
Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, digital duplicators, optical disks. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as useware including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]
Production
   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
    Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., and Ricoh Keiki Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh
    Facsimile Co., Ltd., and Sindo Ricoh Co., Ltd. (affiliated company)

Sales and Service
   Japan ...Ricoh Tohoku Co., Ltd., Ricoh Chubu Co., Ltd., Ricoh Kansai Co.,
    Ltd., Ricoh Chugoku Co., Ltd., Ricoh Kyushu Co., Ltd., Tokyo Ricoh Co., Ltd., Osaka Ricoh Co., Ltd. and 43 other sales companies nationwide, Ricoh Technosystems Co., Ltd., NBS Ricoh Co., Ltd., Ricoh Leasing Co., Ltd., and Ricoh Logistics System Co., Ltd.
   The Americas...Ricoh Corporation, Savin Corporation, and Lanier
    Worldwide, Inc.
   Europe...Ricoh Europe B.V., Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh
    France S.A., Ricoh Espana S.A., Ricoh Italia S.p.A., and NRG Group PLC Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
    Pacific Pte, Ltd., Ricoh Australia Pty, Ltd., and Ricoh New Zealand Ltd.

( Other Businesses )
Manufacturing and marketing optical equipment, semiconductors and metering equipments, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]
Production
   Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation

Sales
   Ricoh Corporation, NRG Group PLC

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., and
    Coca-Cola West Japan Co., Ltd. (affiliated company)

( Chart of Business System )
The chart of group position is omitted.

POLICIES

(1)  Basic Management

The Ricoh Group intends to be the company that gains most from the 21st century. With this aim, we will continue to provide high levels of reliability and to create new value in order to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment. Our three-year 14th medium-term management plan - which extends from April 2002 until March 2005 - features the following five basic management policies:

i.   Realize a "vital and motivated culture"
ii. Strengthen technologies to become the World No.1 product manufacturing company
iii. Build "Customer-Friendly" and "Environmentally-Friendly"company
iv.  Strengthen each business unit and revolutionize group business structures
v.   Strengthen management constitution for competitive advantage

(2) Medium-Term Management Strategies

In terms of office equipment business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

As these customers continue to experience heightened demand for operation improvement and reform, further expansion of digital networking will be accompanied by changes in the nature of critical customer information in terms of increased digitization, coloring, and volume.

As a result of these factors, it is expected that efficient and effective I/O, storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for said customers.

Our 14th medium-term management plan thus focuses on the realization of TDV, thereby broadening our revenue and earning framework. In this, our basic strategy features the following three goals:

i.    Replacing monochrome products with color models

To expand our lineup of compact color machines at prices comparable to those of monochrome models, thus satisfying our customers' requirements for color capability without being limited simply to the replacement of monochrome copiers.

ii.   Increased sales of high-speed models

To provide high-speed copiers with a competitive edge in terms of purchase price, maintenance costs, and reliability, thus responding suitably to customer needs for high levels of efficiency.

iii.  Provision of printing solutions

To propose optimum combinations of copiers and printers in order to allow customers to meet additional cost reduction requirements.

The state of achievement of these basic strategy goals in the current period is as follows.

In terms of the replacement of monochrome products with color models, we have striven to complete our product lineup by continuously introducing new multifunction color models and color laser printers to the market. As a result of these efforts, our share in the color copier market in the US and Europe in particular has increased significantly. Furthermore, with the aim of cultivating a market for ink-jet printers intended for business usage, we have released the IPSiO G505/G707 - a pair of color ink-jet printers that utilize Ricoh's unique gel-jet technology.

Turning our attention to the sale of high-speed copiers, our multifunction high-speed digital models continue to set an excellent reputation in markets both here in Japan and overseas, thus establishing a position of prominence in a vast range of commercial scenes. Finally, with regard to the provision of printing solutions, we continue to make proposals for the optimization of total spending on copiers and printers and to implement our global service and support system in order to steadily expand our business dealings with major clients on the worldwide stage; furthermore, this is particularly true in the case of the US and European markets.

At Ricoh, we strive to enhance our technological capabilities in order to become the world No.1 product manufacturing company, fully capable of providing products and services with an unrivalled competitive edge. In specific terms, these efforts focus on technologies aimed at developing next-generation, high-speed color imaging equipment, design and development aimed at simplifying the process of connecting various items of office hardware, and the creation of environmentally-friendly products and services.

The Imagio Neo 602/752 series represents one of the achievements made possible by the above-mentioned strategy: Boasting not only exceptional environmental characteristics, these multifunction digital copiers simultaneously achieve ease-of-use and energy efficiency while retaining the high productivity required of high-speed models.

(3) Basic Approach and Policies for Corporate Governance

In our drive to enhance competitive strengths, Ricoh is committed to management transparency in accordance with our corporate philosophy and ethics.

i.   State of implementation of policies for corporate governance

By reinforcing the board of directors and implementing an executive officer system in accordance with the following measures, we aim to strengthen both business administration and the enforcement of management.

- Adoption of a statutory auditors system
- Placement of an executive officer system and the assignment of authority to divisions in order to clarify their roles
- Maintaining of a board of fourteen directors including two external members to handle major decisions on business administration and group management
- Establishment of a group management committee and enforcement of management through the auditing of individual divisions, formulation of optimum strategies for the group as a whole, and other similar activities
- Continuation of legally-required auditing through the efforts of four auditors (including two external auditors) and establishment of independent internal auditing by a corporate audit office

( Chart of Corporate Governance )
The chart of Corporate Governance is omitted.

ii. Personal, capital-based, business, and other factors between the company and the two external directors and two external auditors.

There are currently no conflicts of interest.

iii. Corporate governance initiatives implemented by Ricoh over the past year

In addition to establishing both a Corporate Social Responsibility (CSR) charter for the entire Ricoh Group and group-wide codes of conduct, we have recognized, understood, and strictly observed national law, international rules, and the corresponding thinking; furthermore, we have painstakingly ensured that all activities are carried out with a thorough sense of social awareness and responsibility. In terms of the disclosure of corporate information, corporate rules have been setup for the entire process comprising data research, gathering, reporting, and disclosure. Furthermore, a Disclosure Committee has been established in order to ensure that such information is disclosed in a proper, punctual, and comprehensive manner.

In response to calls for higher degrees of independence for auditing firms, we have set forth regulations regarding the policies and measures for advance acknowledgement of audited and non-audited activities. The board of auditors' advance acknowledgement system has been implemented with respect to the content of auditing contracts and the corresponding charges.

(4) Challenges

Although the economy of Japan and the US began to exhibit some upswing momentum in the second half of the last fiscal year, prospects for the business climate remain unpredictable as a result of the continuing appreciation of the yen against the US dollar and the euro, and also due to epidemics, terrorism, and other factors adversely affecting international stability. In terms of our operating environment, furthermore, the level of competition has increased significantly in the market for digital networking and coloring solutions.

The Ricoh Group's priorities in the achievement of sustainable growth within such a challenging environment are to create new customer value and to manage in a highly-efficient manner, thereby enhancing corporate competitiveness. In order that we may create customer value through the identification of new customer requirements and the provision of the highest levels of product value to said customers, it is crucial that Ricoh achieves its aim of becoming the world No.1 product manufacturing company. With this fully in mind, we intend to redouble our efforts in the creation of value in all facets of management that target customer satisfaction, while at the same time reinforcing our technological strengths as a means of generating new value with our products and services.

In addition, we intend to vigorously pursue the three customer-value factors that we, as a manufacturer, must achieve - namely, simplification of knowledge creation, harmony with the environment, and the well-being of all. In other words, we will strive to support our customer's knowledge creation activities, or alternatively, to create an environment that fosters the creation of knowledge; to provide products and services that allow our customers to contribute to protection of the environment; and to achieve higher levels of user friendliness so that customers may put our products and services to more efficient use.

Meanwhile, steady progress is currently being made in the optimization of efficiency through process reform in all group fields, thus improving management efficiency. In addition to enhancing our earning power through these efforts, we intend to positively invest the profit that we have achieved in future growth. Furthermore, in terms of the stock acquisition of Hitachi Printing Solutions, Ltd., for which a basic agreement was reached at the end of March, we will endeavor to ensure that this is brought to fruition, thus helping to achieve our aim of expanding and intensifying the printer industry.

(5) Dividend Policy

Ricoh endeavors to ensure that policies are regularly updated to reflect increases in earnings and to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the generation of new business. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

(6) Approach and Policies for Reducing Minimum Investment Lots

Ricoh plans to keep investment patterns and shareholder composition under close scrutiny, and we will consider taking the appropriate steps to alter the minimum investment lot if so required. By reducing the minimum number of shares required to invest in the company, Ricoh believes that a broader range of investors can be attracted to equity markets, while at the same time, the liquidity of this company's shares may be enhanced. Nevertheless, many investors already trade in Ricoh's shares, and for this reason, management has concluded that there is no immediate need for reduction of the minimum investment lots.

Furthermore, we intend to pay attention to the condition of business partners and of shareholder makeup as we carefully study both the necessity and the timing of implementation of these measures.

PERFORMANCE
*Overview

In fiscal 2004 (extending from April 1st, 2003 to March 31st, 2004), consolidated net sales of the Ricoh Group increased 2.4% from the previous corresponding period to Yen 1,780.2 billion, and this was the 10th consecutive revenue growth. The average exchange rates prevailing during the term were Yen
113.09 to the dollar (up Yen 8.87) and Yen 132.65 to the euro (down Yen 11.65). Accordingly, the increase in sales with respect to the previous period would be 1.8%, excluding the effect of such foreign exchange fluctuation.

In terms of the domestic market, sales increased for printing systems such as multifunctional printers (MFPs) and laser printers. Although sales performance also became favorable for solutions business such as useware and document management, sales of optical disc decreased. As a result of these factors, overall sales of office equipment increased 1.4% from the previous corresponding period. In terms of other business areas, furthermore, results were affected by poor demand for measuring equipment. However, optical equipments, leasing and other business continue to perform favorably. Consequently, overall domestic sales increased 2.0% to Yen 914.0 billion. Domestic sales accounted for 51.3% of consolidated net sales, down 0.2%.

In terms of overseas sales, though sales decreased due to the yen's appreciation against the dollar in the United States, our office equipment business continued to perform favorably in Europe. In other areas, sluggish demand for optical disc products led to a reduction in sales figures. In terms of sales by product category, our core products - namely, color PPCs and printing systems - generated increased sales, and this compensated for reduced sales of standalone analog equipments and optical discs. As a result of these factors, sales in overseas markets increased 2.8% from the previous corresponding previous period to Yen 866.1 billion. Overseas sales would increased 1.5%, excluding the effect of foreign exchange rates fluctuations. Furthermore, these sales accounted for 48.7% of consolidated net sales, up 0.2%.

Gross profit increased 2.7% to Yen 765.6 billion. In both Japan and abroad, sales increased for high-margin, high-value-added products - notably MFPs and laser printers - and in addition to the effect of the yen's depreciation against the euro, Ricoh also benefited from ongoing cost cutting efforts.

In terms of selling, general and administrative expenses, increases were recorded for pension cost and strategic spending on research and development, the development of core systems, and other activities. Furthermore, although losses of Yen 5.9 billion were incurred as a result of settlement of tax qualified pension plan, a gain of Yen 8.3 billion on return of the substitutional portion of Employees' Pension Fund to the Japanese Government was recorded. As a result of these factors, expenses increased 0.6% to Yen 615.6 billion.

Ricoh has valued long-lived assets in an appropriate manner, adopting the expected present-value approach of future cash flow.

Consequently, operating income increased by 12.2% from the previous corresponding period to Yen 150.0 billion.

In terms of other (income) expenses, interest and dividend income decreased primarily due to sluggish financial markets, and in addition, foreign exchange losses also increased. Meanwhile, the company reduced interest-bearing debt and interest costs by reinforcing cash management systems in Japan, the United States, and Europe. In accordance with an amendment of the pension system, furthermore, certain marketable securities were contributed to the employee retirement benefit trust, and this generated net realized gains of the securities. As the result, income before income taxes increased 15.9%, to Yen
143.0 billion.

With regard to taxes, the amount of tax exemption on research and development expenses and information technology investments increased, thereby leading to a decline in the effective tax rate. The effect of improvement in business performance of our affiliates is reflected in minority interests in earnings of subsidiaries. In addition, the cumulative effects of accounting change in accounting for marketable securities transferred to pension trust in a previous year were also reflected in the income statement in connection with gain recognition for additional contribution to the employee pension trust made in March, 2004. As a result of the above, net income increased 26.6% to Yen 91.7 billion, and this represents the 12th consecutive increase and the 10th consecutive record high.

With regard to the state of the business segment, sales and operating earnings associated with office equipment operations rose as a result of increased retail sales of printing systems and cost reduction activities such as supply chain management (SCM). Furthermore, stagnation in the sluggish market for measuring equipment was compensated for by the favorable performance of leasing and other business. As the results, both sales and operating income increased. Turning our attention to geographic segments, sales volumes for core strategic products increased and high production levels were maintained, thus leading to higher operating earnings in each region.

Year-end cash dividends are proposed as Yen 10.00 per share, and when combined with interim dividends of Yen 8.00, total dividends for the current fiscal year 2004 will be Yen 18.00.

[Graph 1] Consolidated performance
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Consolidated Sales by Product Line

Office Equipment (up 2.4% to Yen 1,557.6 billion)
-------------------------------------------------

Demand placed on customers for productivity overhaul and enhancement has risen sharply. At the Ricoh group, we continue to propose solutions that optimize our customers' total printing costs, thus supporting the efficient and effective management of TDV (total document volume) through the further expansion of digital networking in combination with increased digitization, colorization and high speeding, we are advancing the level of digitization and networking in standalone analog equipments and the level of support for increased color usage and speed.

As a result, we have significantly increased sales, particularly in MFPs, laser printers, and other printing solutions. Furthermore, sales generated by solution business dealing with useware, software, and the like continue to grow. In Japan, sales of personal computers and servers decreased and there is currently stagnation in the retail of optical-disc products. Furthermore, overseas operations are suffering under the effect of turmoil in the Middle East, the yen's appreciation against to the dollar, sluggish demand in the Asian region, and other factors. Nevertheless, the deployment and expansion of strategies for our core products proved effective, and sales increased in both the domestic and overseas markets. Accordingly, sales of office equipment increased 2.4% from the previous corresponding period to Yen 1,557.6 billion.

     Imaging Solutions (down 6.5% to Yen 803.5 billion)
     --------------------------------------------------

     In terms of digital imaging systems, the Company has strengthened its lineup of digital PPC products from standard models to high-speed digital models, in addition, we also offered new color PPC products to our range. Digital PPC products are now performing well in overseas markets, and sales of color PPC products have increased both in Japan and overseas. Nevertheless, the shift towards printing systems has led to a 3.3% reduction in overall sales of digital imaging systems from the previous corresponding period.

     In terms of other imaging systems, sales decreased 15.2% as a result of the trend to move away from analog type equipment in favor of digital equipments and MFPs. Accordingly, the effect of Ricoh group strategies on the entire imaging solutions field has lead to sales dropping by 6.5% to Yen 803.5 billion. Sales in this category accounted for 45.1% of consolidated net sales, down 4.4%.

     Networking Input/Output Systems (up 20.5% to Yen 558.2 billion)
     ---------------------------------------------------------------

     In the field of printing systems, Ricoh introduced new products with higher levels of speed, networkability, and color support to expand the sale of printing equipment to meet customer needs. In terms of MPFs, Imagio Neo 352/452 and Imagio Neo C385/C325 was well received here in Japan, and the same is true for Aficio 2035/2045 and Aficio 1224C/1232C in overseas markets. Sales of laser printers are also on the increase, with the IPSiO NX85S and IPSiO CX7200 performing favorably in the domestic market, and the AP400/400N and Aficio CL3000 moving well overseas. In accordance with these factors, overall sales of printing systems increased 24.6%.

     In the input/output systems, although optical discs performed favorably in overseas markets in the previous period, there has been a downturn in the retail of drives, and overall sales for other input/output systems decreased 10.1%. As a result, sales in networking input/output systems, our key field for the implementation of strategies, increased 20.5% to Yen
     558.2 billion. Sales in this category accounted for 31.4% of consolidated net sales, up 4.7%.

     Network System Solutions (down 0.8% to Yen 195.8 billion)
     ---------------------------------------------------------

     In order to support customers in the optimization of their total printing costs, Ricoh has strengthened the solution business with respect to useware, document management, and software. This has also led to increased domestic and overseas sales. On the other hand, sales of personal computers and servers continued to decline in Japan, reflecting sluggish information technology spending. In accordance with these factors, sales in this category decreased 0.8% to Yen 195.8 billion.

Other Businesses (up 2.2% to Yen 222.6 billion)
-----------------------------------------------

Sales generated by other business activities increased 2.2% to Yen 222.6 billion. Optical equipments, leasing and other business performed favorably, although results have become stagnant in the sluggish market for measuring equipment.

     [Graph 2] Consolidated sales by product line
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

     * Consolidated Sales by Geographic Area

     Japan (up 2.0% to Yen 914.0 billion)
     ------------------------------------

     While recovery is now predicted for stock market conditions, corporate capital expenditure, and business profitability, conditions within the Japanese domestic market remain difficult. Accordingly, we have promoted product and marketing strategies in office equipment in order to respond suitably to customer needs, and as a result, printing systems such as MFPs and laser printers performed favorably in terms of sales, as have solution business products such as useware and software. Meanwhile, sales in analog equipments replaced with MFPs and color equipments and sales of personal computers and servers declined. In terms of other business, sales have also fallen in the sluggish market for measuring equipment, although leasing and other business performed favorably. As a result of these factors, sales in Japan have increased 2.0% to Yen 914.0 billion. Domestic sales accounted for 51.3% of consolidated net sales, down 0.2%.

     The Americas (down 5.1% to Yen 326.3 billion)
     ---------------------------------------------

     In circumstances of repercussions from the Iraq war, turmoil in the Middle East, and severe competition, through its enhanced sales network, Ricoh has injected full effort into the retail of color PPCs and into printing systems that can respond to customers' changing needs for networking, coloration, and high speeding. Furthermore, we have also striven to expand sales to major accounts. Nevertheless, sales in the Americas have decreased 5.1% to Yen 326.3 billion, due to the higher yen against the dollar, and after factoring out the yen's appreciation, sales increased 2.1%.

     Europe (up 13.5% to Yen 402.3 billion)
     --------------------------------------

     With European economies remaining relatively stable, sales of color PPCs and printing systems increased. Ricoh has strengthened its sales network and continuously reinforced its brand power, and these efforts have helped Ricoh to maintain its top share of the European market for copiers and MFPs. The yen's depreciation against the euro also contributed. As a result, sales in Europe increased 13.5% to Yen 402.3 billion.

     Others (down 4.5% to Yen 137.4 billion)
     ---------------------------------------

     In China and other Asian markets, a full-fledged shift in business-equipment purchasing trends towards digital networked and color models has generated an increase in our sales of color PPCs and printing systems. However, demand for optical discs has dropped and performance has also been affected by a reduction in demand throughout the entire Asian region. Accordingly, sales in other regions decreased 4.5% to Yen 137.4 billion.

     [Graph 3] Consolidated sales by geographic area
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

* Segment Information

Business Segment
----------------

Office Equipment
----------------

In the category of imaging solutions and printing systems, Ricoh has introduced a range of high value-added products from standard models to high-speed digital models and with document functionality that extends from input/output to sharing and administration. Accordingly, domestic and overseas sales of color PPC and MFPs have grown, and retail volume for laser printers increased - particularly in terms of color models. Sales continue to increase for useware, software, and other solutions aimed at satisfying the diverse needs of customers. However, sales of optical disc business that moved into positive territory during the last period decreased. As the result of the above factors, sales of business equipment increased 2.4% to Yen 1,557.6 billion.

Turning our attention to operating expenses, despite increased investment in research and development and in information technologies for the core system development, operating income increased 7.1% to Yen 204.3 billion. This increase has been achieved through increased sales of high value-added products with high margins, through ongoing cost cutting activities in production and administration, as well as through the effect of the yen's depreciation against the euro. The operating income to net sales increased 0.6% to 13.1%.

Capital expenditure focused primarily on the enhancement of new production lines and on investment for research and development purposes. In terms of total assets, while account receivables and inventories both grew in this period, assets efficiency has improved.

Other Businesses
----------------

Optical devices, leasing and other business performed favorably, although results have become stagnant in the sluggish market for measuring equipment. As a result, sales in other business increased 2.1% to Yen 225.0 billion, and operating earnings improved to Yen 4.6 billion.

                                                       (Billions of yen)
------------------------------------------------------------------------
                                    Year ended  Year ended
                                     March 31,   March 31,
                                       2004        2003      Change (%)
------------------------------------------------------------------------
Office Equipment:
   Net sales                           1,557.6     1,520.5           2.4
   Operating income                      204.3       190.7           7.1
      Operating income on sales(%)        13.1        12.5           0.6
   Identifiable assets                 1,220.7     1,198.7           1.8
   Capital expenditures                   65.3        65.7          -0.5
   Depreciation                           57.9        60.6          -4.5
------------------------------------------------------------------------
Other Businesses:
   Net sales                             225.0       220.5           2.1
   Operating income                        4.6        -2.2            --
      Operating income on sales(%)         2.1        -1.0           3.1
   Identifiable assets                   182.5       176.2           3.5
   Capital expenditures                    8.7         7.2          20.8
   Depreciation                            7.7         6.9          12.4
------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----
In our office equipment business, sales of 2nd half year in particular increased for printing systems pursued an aggressive marketing strategy. Useware and other solution businesses also performed well. In addition, due to higher exports to overseas markets and the yen's depreciation against the euro, sales in Japan increased 3.0% to Yen 1,313.1 billion. In combination with this sales growth, increased retail of printing systems and cost reduction activities such as supply chain management (SCM), compensated for the effect of sluggish performance of optical disc business and stagnation in the measuring equipment market. Accordingly, operating earnings increased 13.0% to Yen 97.3 billion.

The Americas
------------
In an environment characterized by turmoil in the Middle East and intensifying competition, Ricoh through its continually-enhanced retail channel efficiently expanded sales of printing systems and improved retail strategies for major accounts. Sales of MFPs and laser printers increased, particularly in the case of new color products. However, the yen's appreciation against the dollar has caused sales in the Americas to drop by 5.5% to Yen 320.7 billion. With full effort injected into cost cutting through SCM and other activities, operating earnings increased 8.0% to Yen 15.4 billion.

Europe
------
Operations in Europe succeeded in increasing sales in all regional markets, with PPCs and printing systems performing particularly well, and Ricoh maintained its top share in the European copier and MFPs market. As a result, sales in Europe increased 13.6% to Yen 404.4 billion. Furthermore, operating income increased by 20.6% to Yen 22.0 billion, reflecting higher increase on revenue, the effect of production in the optimum region closer to customers, and the yen's depreciation against the euro.

Others
------
The shift in demand for office equipment to MFPs and color models has been significant both in China and elsewhere in Asia and Oceania. In addition, Ricoh has maintained high production levels in order to respond to increased demand all over the world. As a result of these factors, sales for this segment increased 13.8% to Yen 193.3 billion, and operating income increased 5.0% to Yen 10.4 billion reflecting higher levels of sales and production.

[Graph 4] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 4.

* Financial Position

(1) Assets, Liabilities, and Shareholders' Equity at Year-End
                                                             (Billions of yen)
------------------------------------------------------------------------------
                                    March 31, 2004  March 31, 2003    Change
------------------------------------------------------------------------------
Total Assets                               1,852.7         1,884.9       -32.1
Shareholders' Equity                         795.1           657.5       137.6
Equity Ratio                                  42.9%           34.9%        8.0%
------------------------------------------------------------------------------

In Assets, account receivables especially in Japan and Europe increased Yen 4.3 billion with respect to the previous period to Yen 422.2 billion. Inventories reduced Yen 0.6 billion to Yen 145.3 billion. Capital expenditure focused on effective performance resulted in tangible fixed assets reduced Yen 10.0 billion to Yen 238.7 billion. On the other hand, finance receivables increased Yen 37.7 billion to Yen 514.0 billion, mainly in Japan. Factors such as the replacement of investment securities with marketable securities and lower deferred tax assets as a result of reduced employee pension obligations caused other investments decreased Yen 109.1 billion to Yen 228.2 billion. As a result, total assets decreased Yen 32.1 billion to Yen 1,852.7 billion.

Turning to liabilities, domestic and overseas trade payable increased Yen 16.8 billion to Yen 297.6 billion. Interest-bearing debt has been reduced by Yen 51.8 billion to Yen 432.7 billion due primarily to efforts to lower borrowing. Furthermore, other current liabilities decreased Yen 10.4 billion to Yen 158.5 billion, and as a result of amendment of the domestic pension system and transfer of the substitutioned portion of the Employees' Pension Fund, retirement benefit obligations reduced Yen 125.5 billion to Yen 83.4 billion. In accordance with the above, total liabilities decreased Yen 165.3 billion to Yen 1,008.7 billion.

In Shareholders' Equity, common stock and additional paid-in capital were essentially unchanged. Retained earnings increased Yen 80.6 billion to Yen 515.3 billion. Accumulated other comprehensive income decreased Yen 64.4 billion, due primarily to the decrease of pension liability adjustments. Consequently, total shareholders' equity increased Yen 137.6 billion to Yen 795.1 billion.

(2) Cash Flows                                               (Billions of yen)
------------------------------------------------------------------------------
                                      Year ended      Year ended
                                    March 31, 2004  March 31, 2003    Change
------------------------------------------------------------------------------
Cash flows from operating
 activities                                  154.9           185.7       -30.8
Cash flows from investing
 activities                                  -63.3           -98.1        34.8
Cash flows from financing
 activities                                  -74.8           -67.1        -7.6
Cash and Cash Equivalents at End
 of Period                                   203.0           189.2        13.7
------------------------------------------------------------------------------

Although net income and depreciation and amortization increased, increase of account receivables and inventories, and the payment of corporate tax resulted in net cash provided by operating activities decreasing by Yen 30.8 billion from the previous corresponding period to Yen 154.9 billion.

While investment continued for the enhancement of new-product lines, factors such as reduced fund investments resulted in the net cash used in investing activities decreasing by Yen 34.8 billion from the previous corresponding period to Yen 63.3 billion.

As a result of the above factors, free cash flow generated by operating and investing activities increased Yen 3.9 billion to Yen 91.5 billion.

Effective use of financial resources was promoted throughout the group and every effort was made to reduce interest-bearing debt. Consequently, net cash used in financing activities reached a level of Yen 74.8 billion. Note that this expenditure includes dividend payments of Yen 11.1 billion and Yen 11.4 billion to secure treasury stock.

As a result of these factors, cash and cash equivalents at the close of the term increased Yen 13.7 billion with respect to the previous period to Yen 203.0 billion.

(3) Cash Flow Indices

---------------------------------------------------------------------------------------------------------------------------
                                               Year ended      Year ended      Year ended      Year ended      Year ended
                                             March 31, 2000  March 31, 2001  March 31, 2002  March 31, 2003  March 31, 2004
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity / Total assets                    35.1%           32.7%           34.5%           34.9%           42.9%
Market capitalization / Total assets                   98.7%           92.2%           95.6%           73.0%           85.3%
Interest bearing debt / Operating cash flow             3.8             5.2             5.3             2.6             2.8
Operating cash flow / Interest expense                 13.3            13.2            12.8            27.1            29.3
---------------------------------------------------------------------------------------------------------------------------

Notes:
i.   All indices are calculated based on consolidated data.
ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.
iii. Operating cash flow is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

* Forecast for the next fiscal year

* Economic projections and Ricoh Group's strategies for fiscal 2005

While recovery is now predicted for stock market conditions, corporate capital expenditure, and business profitability, factors such as high unemployment and the uncertain income environment give rise for concern about the outlook for fiscal 2005 (extending from April 1st, 2004 to March 31st, 2005), and Ricoh management considers that it will take time for the Japanese economy to make a full recovery. In addition, it is also felt that repercussions of the Iraq war, turmoil in the Middle East, and sever competition will continue to effect overseas economies as they push towards recovery.

In light of these conditions and as part of its 14th medium-term term management plan - a plan that comes to completion with the end of this fiscal year - the Ricoh Group has opted to expand its profit base in accordance with the core strategy of expanding total document volume (i.e., by increasing volume and value per sheet). In specific terms, we have promoted activities in line with the following policies.

     -  Replacing monochrome products with color models
     -  Increased sales of high-speed models
     -  Provision of printing solutions

The crucial challenges for our customers will be to improve workflow and enhance productivity by better management of total document volume. We will support such efforts by continuing to formulate proposals to optimize our customers' total printing costs and by promoting on-going products and services that meet more sophisticated needs for color and speed in office document production.

With regard to activities to date, we have expanded our market share by continuously introducing new multifunction color models and color laser printers to the market. We have released a range of color ink-jet printers for business applications. In accordance with the enhancement of our printing solutions, we have increased business with major clients through the use of our global-scale service and support system. Furthermore, in terms of the stock acquisition of Hitachi Printing Solutions, Ltd., for which a basic agreement was reached at the end of March we will endeavor to ensure that this is brought to fruition, thus helping to achieve our aim of expanding and intensifying the printer industry.

Ricoh will pursue efficiencies through process reform in each of the group's business areas in order to ensure sustainable earnings growth and to generate cash flow; in addition, we will further reinforce our price competitiveness through the reduction of product costs and the streamlining of business structure.

Our performance forecasts for fiscal 2005 are as follows:
Exchange Rate Assumptions for the full year ended March 31, 2005
US$ 1  = Yen 105.00 (Yen 113.09 in previous fiscal year)
EURO 1 = Yen 130.00 (Yen 132.65 in previous fiscal year)

                                                        (Billions of yen)
-------------------------------------------------------------------------
                                 Year ended      Year ended
                               March 31, 2005  March 31, 2004    Change
                                 (Forecast)      (Results)
-------------------------------------------------------------------------
   Domestic sales                       935.0           914.0         2.3%
   Overseas sales                       875.0           866.1         1.0%
Net sales                             1,810.0         1,780.2         1.7% (*1)
Gross profit                            785.0           765.6         2.5%
Operating income                        175.0           150.0        16.7%
Income before income taxes              165.0           143.0        15.3%
Net income                               95.0            91.7         3.5% (*2)
-------------------------------------------------------------------------
Notes:

*1...Net sales would be eleventh consecutive year of growth.
*2...Net income would be thirteenth consecutive year of growth and eleventh consecutive year of record high.

* Ricoh bases the forecast estimates for March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2004 and 2003)                                          (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended
                                            March 31, 2004      March 31, 2003        Change        %
-------------------------------------------------------------------------------------------------------
Net sales                                            471,252             460,798        10,454      2.3
Cost of sales                                        279,512             261,031        18,481      7.1
      Percentage of net sales (%)                       59.3                56.6
Gross Profit                                         191,740             199,767        -8,027     -4.0
      Percentage of net sales (%)                       40.7                43.4
Selling, general and administrative
 expenses                                            155,203             160,835        -5,632     -3.5
      Percentage of net sales (%)                       32.9                35.0
Operating income                                      36,537              38,932        -2,395     -6.2
      Percentage of net sales (%)                        7.8                 8.4
Other (income) expense
   Interest and dividend income                          178               1,134          -956    -84.3
      Percentage of net sales (%)                        0.0                 0.2
   Interest expense                                    1,090               1,525          -435    -28.5
      Percentage of net sales (%)                        0.2                 0.3
   Other, net                                         -2,756                 731        -3,487       --
      Percentage of net sales (%)                       -0.5                 0.1
Income before income taxes,
 equity income and minority interests                 38,381              37,810           571      1.5
      Percentage of net sales (%)                        8.1                 8.2
Provision for income taxes                            14,744              15,235          -491     -3.2
      Percentage of net sales (%)                        3.1                 3.3
Minority interests in earnings of
 subsidiaries                                          1,334               1,724          -390    -22.6
      Percentage of net sales (%)                        0.2                 0.4
Equity in earnings of affiliates                         161                 336          -175    -52.1
      Percentage of net sales (%)                        0.0                 0.1
Income before cumulative effect
 of accounting change                                 22,464              21,187         1,277      6.0
      Percentage of net sales (%)                        4.8                 4.6
Cumulative effect of accounting change,
 net of tax                                            7,373                  --         7,373       --
      Percentage of net sales (%)                        1.5                  --
Net income                                            29,837              21,187         8,650     40.8
      Percentage of net sales (%)                        6.3                 4.6
-------------------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                                 Yen 107.31          Yen 119.04
            EURO 1                                Yen 134.10          Yen 127.63

(Year ended March 31, 2004 and 2003)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                Year ended          Year ended
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
Net sales                                          1,780,245           1,738,358        41,887      2.4
Cost of sales                                      1,014,619             993,009        21,610      2.2
      Percentage of net sales (%)                       57.0                57.1
Gross Profit                                         765,626             745,349        20,277      2.7
      Percentage of net sales (%)                       43.0                42.9
Selling, general and administrative
 expenses                                            615,620             611,695         3,925      0.6
      Percentage of net sales (%)                       34.6                35.2
Operating income                                     150,006             133,654        16,352     12.2
      Percentage of net sales (%)                        8.4                 7.7
Other (income) expense
   Interest and dividend income                        1,925               3,772        -1,847    -49.0
      Percentage of net sales (%)                        0.1                 0.2
   Interest expense                                    5,290               6,853        -1,563    -22.8
      Percentage of net sales (%)                        0.3                 0.4
   Other, net                                          3,578               7,103        -3,525    -49.6
      Percentage of net sales (%)                        0.2                 0.4
Income before income taxes,
 equity income and minority interests                143,063             123,470        19,593     15.9
      Percentage of net sales (%)                        8.0                 7.1
Provision for income taxes                            56,641              51,984         4,657      9.0
      Percentage of net sales (%)                        3.2                 3.0
Minority interests in earnings of
 subsidiaries                                          4,094               1,376         2,718    197.5
      Percentage of net sales (%)                        0.2                 0.0
Equity in earnings of affiliates                       2,065               2,403          -338    -14.1
      Percentage of net sales (%)                        0.1                 0.1
Income before cumulative effect
 of accounting change                                 84,393              72,513        11,880     16.4
      Percentage of net sales (%)                        4.7                 4.2
Cumulative effect of accounting change,
 net of tax                                            7,373                  --         7,373       --
      Percentage of net sales (%)                        0.5                  --
Net income                                            91,766              72,513        19,253     26.6
      Percentage of net sales (%)                        5.2                 4.2
-------------------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                                 Yen 113.09          Yen 121.96
            EURO 1                                Yen 132.65          Yen 121.00

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2004 and 2003)                                          (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended
                                            March 31, 2004      March 31, 2003          Change      %
-------------------------------------------------------------------------------------------------------
( Office Equipment )
Imaging Solutions:
   Digital Imaging Systems                           153,230             166,111       -12,881     -7.8
      Percentage of net sales (%)                       32.5                36.0
   Other Imaging Systems                              46,217              54,917        -8,700    -15.8
      Percentage of net sales (%)                        9.8                12.0
Total Imaging Solutions                              199,447             221,028       -21,581     -9.8
      Percentage of net sales (%)                       42.3                48.0
-------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                                  151,191             116,450        34,741     29.8
      Percentage of net sales (%)                       32.1                25.3
   Other Input/Output Systems                          5,928              10,565        -4,637    -43.9
      Percentage of net sales (%)                        1.2                 2.3
Total Network Input/Output Systems                   157,119             127,015        30,104     23.7
      Percentage of net sales (%)                       33.3                27.6
-------------------------------------------------------------------------------------------------------
Network System Solutions                              56,967              57,357          -390     -0.7
      Percentage of net sales (%)                       12.2                12.4
-------------------------------------------------------------------------------------------------------
Office Equipment Total                               413,533             405,400         8,133      2.0
      Percentage of net sales (%)                       87.8                88.0
-------------------------------------------------------------------------------------------------------
( Other Businesses )
Other Businesses                                      57,719              55,398         2,321      4.2
      Percentage of net sales (%)                       12.2                12.0
-------------------------------------------------------------------------------------------------------
Grand Total                                          471,252             460,798        10,454      2.3
      Percentage of net sales (%)                      100.0               100.0
-------------------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                                 Yen 107.31          Yen 119.04
            EURO 1                                Yen 134.10          Yen 127.63

(Year ended March 31, 2004 and 2003)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                Year ended          Year ended
                                              March 31, 2004      March 31, 2003        Change      %
-------------------------------------------------------------------------------------------------------
( Office Equipment )
Imaging Solutions:
   Digital Imaging Systems                           606,270             626,967       -20,697     -3.3
      Percentage of net sales (%)                       34.1                36.1
   Other Imaging Systems                             197,304             232,746       -35,442    -15.2
      Percentage of net sales (%)                       11.0                13.4
Total Imaging Solutions                              803,574             859,713       -56,139     -6.5
      Percentage of net sales (%)                       45.1                49.5
-------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                                  509,212             408,830       100,382     24.6
      Percentage of net sales (%)                       28.6                23.5
   Other Input/Output Systems                         49,025              54,549        -5,524    -10.1
      Percentage of net sales (%)                        2.8                 3.2
Total Network Input/Output Systems                   558,237             463,379        94,858     20.5
      Percentage of net sales (%)                       31.4                26.7
-------------------------------------------------------------------------------------------------------
Network System Solutions                             195,822             197,482        -1,660     -0.8
      Percentage of net sales (%)                       11.0                11.3
-------------------------------------------------------------------------------------------------------
Office Equipment Total                             1,557,633           1,520,574        37,059      2.4
      Percentage of net sales (%)                       87.5                87.5
-------------------------------------------------------------------------------------------------------
( Other Businesses )
Other Businesses                                     222,612             217,784         4,828      2.2
      Percentage of net sales (%)                       12.5                12.5
-------------------------------------------------------------------------------------------------------
Grand Total                                        1,780,245           1,738,358        41,887      2.4
      Percentage of net sales (%)                      100.0               100.0
-------------------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                                 Yen 113.09          Yen 121.96
            EURO 1                                Yen 132.65          Yen 121.00

Each category includes the following product line:

Digital Imaging Systems      Digital PPCs, color PPCs, digital duplicators and
                             facsimile machines
Other Imaging Systems        Analog PPCs, diazo copiers, and thermal paper
Printing Systems             MFPs(multifunctional printers), laser printers
                             and software
Other Input/Output Systems   Optical discs and system scanners
Network System Solutions     Personal computers, PC servers, network systems and
                             network related software
Other Businesses             Optical equipments, metering equipments and
                             semiconductors

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2004 and 2003)                                          (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended
                                            March 31, 2004      March 31, 2003          Change       %
-------------------------------------------------------------------------------------------------------
( Domestic )                                         252,516             236,250        16,266      6.9
   Percentage of net sales (%)                          53.6                51.3
( Overseas )                                         218,736             224,548        -5,812     -2.6
   Percentage of net sales (%)                          46.4                48.7
      The Americas                                    82,783              89,330        -6,547     -7.3
         Percentage of net sales (%)                    17.6                19.4
      Europe                                         106,019              99,927         6,092      6.1
         Percentage of net sales (%)                    22.5                21.7
      Other                                           29,934              35,291        -5,357    -15.2
         Percentage of net sales (%)                     6.3                 7.6
Grand Total                                          471,252             460,798        10,454      2.3
   Percentage of net sales (%)                         100.0               100.0
-------------------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                                 Yen 107.31          Yen 119.04
            EURO 1                                Yen 134.10          Yen 127.63

(Year ended March 31, 2004 and 2003)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                Year ended          Year ended
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
( Domestic )                                         914,060             896,022        18,038      2.0
   Percentage of net sales (%)                          51.3                51.5
( Overseas )                                         866,185             842,336        23,849      2.8
   Percentage of net sales (%)                          48.7                48.5
      The Americas                                   326,380             343,940       -17,560     -5.1
         Percentage of net sales (%)                    18.3                19.8
      Europe                                         402,392             354,477        47,915     13.5
         Percentage of net sales (%)                    22.6                20.4
      Other                                          137,413             143,919        -6,506     -4.5
         Percentage of net sales (%)                     7.8                 8.3
Grand Total                                        1,780,245           1,738,358        41,887      2.4
   Percentage of net sales (%)                         100.0               100.0
-------------------------------------------------------------------------------------------------------

Reference : Exchange rate
            US$ 1                                 Yen 113.09          Yen 121.96
            EURO 1                                Yen 132.65          Yen 121.00

3. CONSOLIDATED BALANCE SHEETS
(March 31, 2004 and 2003)
Assets                                                        (Millions of yen)
-------------------------------------------------------------------------------
                                       March 31,      March 31,
                                         2004           2003            Change
-------------------------------------------------------------------------------
Current Assets
   Cash and time deposits               204,001         200,330           3,671
   Trade receivables                    422,244         417,942           4,302
   Marketable securities                 45,124             107          45,017
   Inventories                          145,369         146,051            -682
   Other current assets                  55,079          58,083          -3,004
Total Current Assets                    871,817         822,513          49,304
Fixed Assets
   Tangible fixed assets                238,712         248,752         -10,040
   Finance receivable                   514,047         476,293          37,754
   Other Investments                    228,217         337,364        -109,147
Total Fixed Assets                      980,976       1,062,409         -81,433
-------------------------------------------------------------------------------
Total Assets                          1,852,793       1,884,922         -32,129
-------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents            203,039         189,243
   Time deposits                            962          11,087

Liabilities and Shareholders' Investment                      (Millions of yen)
-------------------------------------------------------------------------------
                                      March 31,       March 31,
                                        2004            2003            Change
-------------------------------------------------------------------------------
Current Liabilities
   Trade payables                       297,672         280,798          16,874
   Short-term borrowings                151,162         138,713          12,449
   Other current liabilities            158,594         169,072         -10,478
Total Current Liabilities               607,428         588,583          18,845
Fixed Liabilities
   Long-term indebtedness               281,570         345,902         -64,332
   Retirement benefit obligation         83,492         209,011        -125,519
   Other fixed liabilities               36,295          30,653           5,642
Total Fixed Liabilities                 401,357         585,566        -184,209
-------------------------------------------------------------------------------
Total Liabilities                     1,008,785       1,174,149        -165,364
-------------------------------------------------------------------------------
Minority Interest                        48,877          53,259          -4,382
-------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                         135,364         135,364              --
   Additional paid-in capital           186,599         186,521              78
   Retained earnings                    515,372         434,748          80,624
   Accumulated other comprehensive
    income (loss)                       -30,272         -94,733          64,461
   Treasury stock                       -11,932          -4,386          -7,546
Total Shareholders' Investment          795,131         657,514         137,617
-------------------------------------------------------------------------------
Total Liabilities and Shareholders'
 Investment                           1,852,793       1,884,922         -32,129
-------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on
    available-for-sale securities         4,026           8,582          -4,556
   Pension liability adjustments        -14,863         -89,119          74,256
   Net unrealized gains (losses) on
    derivative instruments                  -24            -178             154
   Cumulative translation
    adjustments                         -19,411         -14,018          -5,393

                                      March 31,       March 31,
Reference: Exchange rate                2004            2003
   US$ 1                             Yen 105.69      Yen 120.20
   EURO 1                            Yen 128.88      Yen 129.83

4. RETAINED EARNINGS
(Year ended March 31, 2004 and 2003)                          (Millions of yen)
-------------------------------------------------------------------------------
                                                     Year ended      Year ended
                                                      March 31,       March 31,
                                                        2004            2003
-------------------------------------------------------------------------------
Retained earnings (beginning balance)                   434,748         385,741
Net income                                               91,766          72,513
Cash dividends                                           11,142          10,178
Retirement of treasury stock                                 --          13,328
Retained earnings (ending balance)                      515,372         434,748
-------------------------------------------------------------------------------

5. CONSOLIDATED STATEMENTS OF CASH FLOW
(Year ended March 31, 2004 and 2003)                          (Millions of yen)
-------------------------------------------------------------------------------
                                                     Year ended      Year ended
                                                      March 31,       March 31,
                                                        2004            2003
-------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   1. Net income                                         91,766          72,513
   2. Adjustments to reconcile net income to
    net cash provided by operating activities--
      Depreciation and amortization                      76,968          76,551
      Equity in earnings of affiliates, net of
       dividends received                                -1,001          -1,167
      Deferred income taxes                               3,338          -9,289
      Loss on disposal and sales of tangible
       fixed assets                                       2,035           1,975
      Cumulative effect of accounting change             -7,373              --
      Changes in assets and liabilities--
         (Increase) decrease in trade
          receivables                                   -11,367          22,176
         (Increase) decrease in inventories              -4,317          14,983
         Increase in finance receivables                -32,650         -33,109
         Increase in trade payables                      21,316           5,632
         (Decrease) increase in accrued income
          taxes and accrued expenses and other           -5,913          11,173
         Retirement benefit obligation, net                -609           7,806
      Other, net                                         22,718          16,498
-------------------------------------------------------------------------------
   Net cash provided by operating activities            154,911         185,742
-------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   1. Proceeds from sales of property, plant
    and equipment                                           190             245
   2. Expenditures for tangible fixed assets            -75,432         -71,984
   3. Payments for purchases of available-for-
    sale securities                                     -35,518         -52,219
   4. Proceeds from sales of available-for-
    sale securities                                      45,464          24,513
   5. Decrease in time deposits                           9,915             944
   6. Other, net                                         -8,002             302
-------------------------------------------------------------------------------
   Net cash used in investing activities                -63,383         -98,199
-------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   1. Proceeds from long-term indebtedness               13,349          58,194
   2. Repayment of long-term indebtedness               -31,509         -23,133
   3. Decrease in short-term borrowings, net            -10,728         -73,393
   4. Proceeds from issuance of long-term debt
    securities                                            1,000          11,000
   5. Repayment of long-term debt securities            -23,910         -11,723
   6. Cash dividends paid                               -11,136         -10,176
   7. Purchase of treasury stocks                       -11,411         -17,281
   8. Other, net                                           -490            -631
-------------------------------------------------------------------------------
   Net cash used in financing activities                -74,835         -67,143
-------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash
 and Cash Equivalents                                    -2,897          -1,329
-------------------------------------------------------------------------------
V. Net Increase in Cash and Cash Equivalents             13,796          19,071
-------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of
 Year                                                   189,243         170,172
-------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period         203,039         189,243
-------------------------------------------------------------------------------

6. SEGMENT INFORMATION
(1) Industry Segment Information

(Three months ended March 31, 2004 and 2003)                                          (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended
                                            March 31, 2004      March 31, 2003         Change        %
-------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
   Net sales:
      Unaffiliated customers                         413,533             405,400         8,133      2.0
      Intersegment                                        --                  --            --       --
      Total                                          413,533             405,400         8,133      2.0
-------------------------------------------------------------------------------------------------------
   Operating expenses                                361,866             352,578         9,288      2.6
-------------------------------------------------------------------------------------------------------
   Operating income                                   51,667              52,822        -1,155     -2.2
         Operating income on office
          equipment sales(%)                            12.5                13.0
-------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
   Net sales:
      Unaffiliated customers                          57,719              55,398         2,321      4.2
      Intersegment                                       722                 606           116     19.1
      Total                                           58,441              56,004         2,437      4.4
-------------------------------------------------------------------------------------------------------
   Operating expenses                                 57,752              56,300         1,452      2.6
-------------------------------------------------------------------------------------------------------
   Operating income                                      689                -296           985       --
         Operating income on sales in
          other businesses (%)                           1.2                -0.5
-------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                      -722                -606          -116       --
      Total                                             -722                -606          -116       --
-------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                      -730                -573          -157       --
      Corporate                                       15,827              13,561         2,266       --
      Total                                           15,097              12,988         2,109       --
-------------------------------------------------------------------------------------------------------
   Operating income                                  -15,819             -13,594        -2,225       --
-------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                         471,252             460,798        10,454      2.3
      Intersegment                                        --                  --            --       --
      Total                                          471,252             460,798        10,454      2.3
-------------------------------------------------------------------------------------------------------
   Operating expenses                                434,715             421,866        12,849      3.0
-------------------------------------------------------------------------------------------------------
   Operating income                                   36,537              38,932        -2,395     -6.2
         Operating income on
          consolidated net sales(%)                      7.8                 8.4
-------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                            March 31, 2004      March 31, 2003       Change        %
-------------------------------------------------------------------------------------------------------
      Office Equipment                             1,220,747           1,198,706        22,041      1.8
      Other Businesses                               182,532             176,296         6,236      3.5
      Elimination                                     -8,047              -6,908        -1,139     16.5
      Corporate assets                               457,561             516,828       -59,267    -11.5
-------------------------------------------------------------------------------------------------------
Total                                              1,852,793           1,884,922       -32,129     -1.7
-------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended
                                            March 31, 2004      March 31, 2003       Change        %
-------------------------------------------------------------------------------------------------------
      Office Equipment                                20,423              15,845         4,578     28.9
      Other Businesses                                 2,444               2,913          -469    -16.1
      Corporate                                          752                  52           700  1,346.2
-------------------------------------------------------------------------------------------------------
Total                                                 23,619              18,810         4,809     25.6
-------------------------------------------------------------------------------------------------------

Depreciation:                                                                         (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended
                                            March 31, 2004      March 31, 2003       Change        %
-------------------------------------------------------------------------------------------------------
      Office Equipment                                14,497              15,389          -892     -5.8
      Other Businesses                                 2,250               2,262           -12     -0.5
      Corporate                                          535                 452            83     18.4
-------------------------------------------------------------------------------------------------------
Total                                                 17,282              18,103          -821     -4.5
-------------------------------------------------------------------------------------------------------

(Year ended March 31, 2004 and 2003)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                Year ended          Year ended
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
   Net sales:
      Unaffiliated customers                       1,557,633           1,520,574        37,059      2.4
      Intersegment                                        --                  --            --       --
      Total                                        1,557,633           1,520,574        37,059      2.4
-------------------------------------------------------------------------------------------------------
   Operating expenses                              1,353,304           1,329,776        23,528      1.8
-------------------------------------------------------------------------------------------------------
   Operating income                                  204,329             190,798        13,531      7.1
         Operating income on office
          equipment sales(%)                            13.1                12.5
-------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
   Net sales:
      Unaffiliated customers                         222,612             217,784         4,828      2.2
      Intersegment                                     2,462               2,755          -293    -10.6
      Total                                          225,074             220,539         4,535      2.1
-------------------------------------------------------------------------------------------------------
   Operating expenses                                220,391             222,772        -2,381     -1.1
-------------------------------------------------------------------------------------------------------
   Operating income                                    4,683              -2,233         6,916       --
         Operating income on sales in
          other businesses (%)                           2.1                -1.0
-------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                    -2,462              -2,755           293       --
      Total                                           -2,462              -2,755           293       --
-------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                    -2,494              -2,726           232       --
      Corporate                                       59,038              54,882         4,156       --
      Total                                           56,544              52,156         4,388       --
-------------------------------------------------------------------------------------------------------
   Operating income                                  -59,006             -54,911        -4,095       --
-------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                       1,780,245           1,738,358        41,887      2.4
      Intersegment                                        --                  --            --       --
      Total                                        1,780,245           1,738,358        41,887      2.4
-------------------------------------------------------------------------------------------------------
   Operating expenses                              1,630,239           1,604,704        25,535      1.6
-------------------------------------------------------------------------------------------------------
   Operating income                                  150,006             133,654        16,352     12.2
         Operating income on
          consolidated net sales(%)                      8.4                 7.7
-------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
   Office Equipment                                1,220,747           1,198,706        22,041      1.8
   Other Businesses                                  182,532             176,296         6,236      3.5
   Elimination                                        -8,047              -6,908        -1,139     16.5
   Corporate assets                                  457,561             516,828       -59,267    -11.5
-------------------------------------------------------------------------------------------------------
Total                                              1,852,793           1,884,922       -32,129     -1.7
-------------------------------------------------------------------------------------------------------

Capital expenditure:                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                Year ended          Year ended
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
   Office Equipment                                   65,366              65,720          -354     -0.5
   Other Businesses                                    8,712               7,213         1,499     20.8
   Corporate                                           1,429               1,023           406     39.7
-------------------------------------------------------------------------------------------------------
Total                                                 75,507              73,956         1,551      2.1
-------------------------------------------------------------------------------------------------------

Depreciation:                                                                         (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                Year ended          Year ended
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
   Office Equipment                                   57,956              60,687        -2,731     -4.5
   Other Businesses                                    7,774               6,917           857     12.4
   Corporate                                           1,954               1,954            --       --
-------------------------------------------------------------------------------------------------------
Total                                                 67,684              69,558        -1,874     -2.7
-------------------------------------------------------------------------------------------------------

(2) Geographic Segment Information
(Three months ended March 31, 2004 and 2003)                                          (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended
                                            March 31, 2004      March 31, 2003          Change       %
-------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                             258,807             249,405         9,402      3.8
      Intersegment                                    83,638              83,382           256      0.3
      Total                                          342,445             332,787         9,658      2.9
-------------------------------------------------------------------------------------------------------
   Operating expenses                                322,424             310,014        12,410      4.0
-------------------------------------------------------------------------------------------------------
   Operating income                                   20,021              22,773        -2,752    -12.1
         Operating income on sales
          in Japan(%)                                    5.8                 6.8
-------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                              81,216              86,937        -5,721     -6.6
      Intersegment                                     1,385               1,810          -425    -23.5
      Total                                           82,601              88,747        -6,146     -6.9
-------------------------------------------------------------------------------------------------------
   Operating expenses                                 74,417              83,754        -9,337    -11.1
-------------------------------------------------------------------------------------------------------
   Operating income                                    8,184               4,993         3,191     63.9
         Operating income on sales
          in the Americas(%)                             9.9                 5.6
-------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                             105,222              99,704         5,518      5.5
      Intersegment                                       963                 936            27      2.9
      Total                                          106,185             100,640         5,545      5.5
-------------------------------------------------------------------------------------------------------
   Operating expenses                                 99,566              93,879         5,687      6.1
-------------------------------------------------------------------------------------------------------
   Operating income                                    6,619               6,761          -142     -2.1
         Operating income on sales
          in Europe(%)                                   6.2                 6.7
-------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                              26,007              24,752         1,255      5.1
      Intersegment                                    21,921              18,489         3,432     18.6
      Total                                           47,928              43,241         4,687     10.8
-------------------------------------------------------------------------------------------------------
   Operating expenses                                 44,645              40,897         3,748      9.2
-------------------------------------------------------------------------------------------------------
   Operating income                                    3,283               2,344           939     40.1
         Operating income on sales
          in other(%)                                    6.8                 5.4
-------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                  -107,907            -104,617        -3,290       --
      Total                                         -107,907            -104,617        -3,290       --
-------------------------------------------------------------------------------------------------------
   Operating expenses:                              -106,337            -106,678           341       --
-------------------------------------------------------------------------------------------------------
   Operating income                                   -1,570               2,061        -3,631       --
-------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                             471,252             460,798        10,454      2.3
      Intersegment                                        --                  --            --       --
      Total                                          471,252             460,798        10,454      2.3
-------------------------------------------------------------------------------------------------------
   Operating expenses                                434,715             421,866        12,849      3.0
-------------------------------------------------------------------------------------------------------
   Operating income                                   36,537              38,932        -2,395     -6.2
         Operating income on
          consolidated net sales(%)                      7.8                 8.4
-------------------------------------------------------------------------------------------------------

Identifiable assets:                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                            March 31, 2004      March 31, 2003       Change        %
-------------------------------------------------------------------------------------------------------
   Japan                                           1,071,297           1,064,857         6,440      0.6
   The Americas                                      188,644             201,359       -12,715     -6.3
   Europe                                            188,184             174,541        13,643      7.8
   Other                                              63,701              70,458        -6,757     -9.6
   Elimination                                      -116,594            -143,121        26,527    -18.5
   Corporate assets                                  457,561             516,828       -59,267    -11.5
-------------------------------------------------------------------------------------------------------
Total                                              1,852,793           1,884,922       -32,129     -1.7
-------------------------------------------------------------------------------------------------------

(Year ended March 31, 2004 and 2003)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                Year ended          Year ended
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                             962,127             954,310         7,817      0.8
      Intersegment                                   351,070             320,596        30,474      9.5
      Total                                        1,313,197           1,274,906        38,291      3.0
-------------------------------------------------------------------------------------------------------
   Operating expenses                              1,215,875           1,188,760        27,115      2.3
-------------------------------------------------------------------------------------------------------
   Operating income                                   97,322              86,146        11,176     13.0
         Operating income on sales
          in Japan(%)                                    7.4                 6.8
-------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                             315,504             333,935       -18,431     -5.5
      Intersegment                                     5,249               5,620          -371     -6.6
      Total                                          320,753             339,555       -18,802     -5.5
-------------------------------------------------------------------------------------------------------
   Operating expenses                                305,284             325,228       -19,944     -6.1
-------------------------------------------------------------------------------------------------------
   Operating income                                   15,469              14,327         1,142      8.0
         Operating income on sales
          in the Americas(%)                             4.8                 4.2
-------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                             400,646             352,943        47,703     13.5
      Intersegment                                     3,770               3,019           751     24.9
      Total                                          404,416             355,962        48,454     13.6
-------------------------------------------------------------------------------------------------------
   Operating expenses                                382,383             337,693        44,690     13.2
-------------------------------------------------------------------------------------------------------
   Operating income                                   22,033              18,269         3,764     20.6
         Operating income on sales
          in Europe(%)                                   5.4                 5.1
-------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                             101,968              97,170         4,798      4.9
      Intersegment                                    91,373              72,664        18,709     25.7
      Total                                          193,341             169,834        23,507     13.8
-------------------------------------------------------------------------------------------------------
   Operating expenses                                182,870             159,864        23,006     14.4
-------------------------------------------------------------------------------------------------------
   Operating income                                   10,471               9,970           501      5.0
         Operating income on sales
          in other(%)                                    5.4                 5.9
-------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                  -451,462            -401,899       -49,563       --
      Total                                         -451,462            -401,899       -49,563       --
-------------------------------------------------------------------------------------------------------
   Operating expenses:                              -456,173            -406,841       -49,332       --
-------------------------------------------------------------------------------------------------------
   Operating income                                    4,711               4,942          -231       --
-------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                           1,780,245           1,738,358        41,887      2.4
      Intersegment                                        --                  --            --       --
      Total                                        1,780,245           1,738,358        41,887      2.4
-------------------------------------------------------------------------------------------------------
   Operating expenses                              1,630,239           1,604,704        25,535      1.6
-------------------------------------------------------------------------------------------------------
   Operating income                                  150,006             133,654        16,352     12.2
         Operating income on
          consolidated net sales(%)                      8.4                 7.7
-------------------------------------------------------------------------------------------------------
Identifiable assets:                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                              March 31, 2004      March 31, 2003        Change       %
-------------------------------------------------------------------------------------------------------
   Japan                                           1,071,297           1,064,857         6,440      0.6
   The Americas                                      188,644             201,359       -12,715     -6.3
   Europe                                            188,184             174,541        13,643      7.8
   Other                                              63,701              70,458        -6,757     -9.6
   Elimination                                      -116,594            -143,121        26,527    -18.5
   Corporate assets                                  457,561             516,828       -59,267    -11.5
-------------------------------------------------------------------------------------------------------
Total                                              1,852,793           1,884,922       -32,129     -1.7
-------------------------------------------------------------------------------------------------------

7. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2003 TO MARCH 31, 2004.

Consolidated subsidiaries:
Addition: NRG SECURITIES LTD.
14 removals including OFFICE RESEARCH INSTITUTE CO., LTD.
and TAIWAN RICOH CO., LTD.

Companies accounted for by the equity method:
2 additions including RICOH SOFTWARE RESEARCH CENTER (BEIJING) CO., LTD. 3 removals including T&P CO., LTD.

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).
The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to its employee retirement benefit trust (the "Trust") fully administered and controlled by an independent bank trustee, with no cash proceeds thereon (the "2000 Transfer"). The 2000 Transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No.125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" and accordingly the recorded pension liability was reduced by the fair market value amount of the transferred securities. The fair value of these securities at the time of transfer was Yen 20,760 million. The net unrealized gains on these available-for-sale securities amounting to Yen 13,095 million and was initially included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets with the expectation of being reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.

In March 2004, the Company contributed certain additional marketable equity securities, not including those of its subsidiaries and affiliated companies to the Trust, with no cash proceeds thereon (the "2004 Transfer"). The fair value and net unrealized gains on these available-for-sale securities at the time of transfer was Yen 3,648 million and Yen 2,691 million, respectively.

In connection with the 2004 Transfer, the Company has changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of such marketable equity securities. The Company has concluded that it is preferable to recognize in the statements of income unrealized gains or losses associated with marketable equity securities transferred to the Trust when the Company has effectively given up the economic rewards of ownership, that is, when the assets are no longer considered corporate assets and when the Trust has the irrevocable and unrestricted right to realize those benefits as and when it chooses. This generally occurs at the time the assets are transferred to the Trust and not upon future sale of the assets by the trustee provided.

Accordingly, the Company has recognized realized gains in the consolidated statement of income on the transfer of marketable equity securities to the Trust for fiscal 2004 of Yen 2,691 million. In addition, the Company has recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million associated with the 2000 Transfer.

(3) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

Pursuant to the newly enacted Defined Payment Corporate Pension Act, Ricoh received an approval of exemption from the Minister of Health, Labor and Welfare, effective January 1, 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. Ricoh received government approval of exemption from the obligation for benefits related to past employee service in January 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer to the government was completed on March 16, 2004.

Ricoh accounted for the transfer in accordance with Emerging Issues Task Force Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". As a result of the transfer, Ricoh recognized net settlement gain of Yen 8,315 million for the year ended March 31, 2004 and is presented net in operating expense.

(7) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) FAIR VALUE OF MARKETABLE SECURITIES

The securities and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2004 and March 31, 2003 are as follows:

                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------
                                       March 31, 2004
--------------------------------------------------------------------------------------------
                                                     Gross           Gross
                                                  unrealized       unrealized
                                         Cost    holding gains   holding losses   Fair value
--------------------------------------------------------------------------------------------
Current:
   Corporate debt securities            45,139               6               22       45,123
   Other                                     1              --               --            1
--------------------------------------------------------------------------------------------
                                        45,140               6               22       45,124
--------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                     5,053           8,080               33       13,100
   Corporate debt securities                --              --               --           --
   Other                                 1,174             492               --        1,666
   Nonmarketable securities (at cost)    7,105              --               --        7,105
--------------------------------------------------------------------------------------------
                                        13,332           8,572               33       21,871
--------------------------------------------------------------------------------------------

                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------
                                       March 31, 2003
--------------------------------------------------------------------------------------------
                                                     Gross           Gross
                                                  unrealized       unrealized
                                         Cost    holding gains   holding losses   Fair value
--------------------------------------------------------------------------------------------
Current:
   Corporate debt securities               107              --               --          107
   Other                                    --              --               --           --
--------------------------------------------------------------------------------------------
                                           107              --               --          107
--------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities                     6,328           5,148              519       10,957
   Corporate debt securities            45,020               5              195       44,830
   Other                                 9,459              10              654        8,815
   Nonmarketable securities (at cost)    7,371              --               --        7,371
--------------------------------------------------------------------------------------------
                                        68,178           5,163            1,368       71,973
--------------------------------------------------------------------------------------------

(2) DERIVATIVE

The Company and certain of its subsidiaries enter into various financial instrument contracts in the normal course of business and in connection with the management of their assets and liabilities. The outstanding agreements, carrying amount and estimated fair value of derivative financial instruments as of March 31, 2004, and March 31, 2003 are as follows:
                                                           (Millions of yen)
----------------------------------------------------------------------------
                              March 31, 2004
----------------------------------------------------------------------------
                                                  Carrying       Estimated
                                                   amount        Fair value
----------------------------------------------------------------------------
Interest rate swap agreements, net                    2,266            2,266
Foreign currency contracts-net credit                 1,876            1,876
Currency options-net credit                            -145             -145
----------------------------------------------------------------------------
Total                                                 3,997            3,997
----------------------------------------------------------------------------
                                                           (Millions of yen)
----------------------------------------------------------------------------
                              March 31, 2003
----------------------------------------------------------------------------
                                                  Carrying       Estimated
                                                   amount        Fair value
----------------------------------------------------------------------------
Interest rate swap agreements, net                    3,985            3,985
Foreign currency contracts-net credit                  -594             -594
Currency options                                       -466             -466
----------------------------------------------------------------------------
Total                                                 2,925            2,925
----------------------------------------------------------------------------

(3) TRANSACTIONS OF RICOH WITH AFFILIATES                  (Millions of yen)
----------------------------------------------------------------------------
                                             March 31, 2004   March 31, 2003
----------------------------------------------------------------------------
Account balances:
   Receivables                                        3,530           6,434
   Payables                                           2,217           1,604
----------------------------------------------------------------------------
                                                           (Millions of yen)
----------------------------------------------------------------------------
                                               Year ended       Year ended
                                             March 31, 2004   March 31, 2003
----------------------------------------------------------------------------
Transactions:
   Sales                                             19,534          26,510
   Purchases                                         18,714          19,808
   Dividend income                                    1,064           1,236
----------------------------------------------------------------------------

-APPENDIX A- (Year ended march 31, 2004)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

                                                                                                      (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                           1Q    Change(%)     2Q    Change(%)     3Q    Change(%)     4Q     Change(%)
-----------------------------------------------------------------------------------------------------------------------
Net sales                                 437.4        2.1    450.6        5.2    420.9        0.0     471.2        2.3
Gross profit                              192.7        3.4    195.3       12.2    185.7        0.5     191.7       -4.0
Operating income                           38.4        7.1     38.7       52.6     36.2        8.4      36.5       -6.2
Income before income taxes                 37.3       15.6     34.0       45.7     33.2       10.9      38.3        1.5
Net income                                 22.3       14.5     19.9       42.2     19.6       10.5      29.8       40.8
-----------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                30.04         --    26.75         --    26.53         --     40.31         --
-----------------------------------------------------------------------------------------------------------------------
Total assets                            1,924.6         --  1,912.1         --  1,922.1         --   1,852.7         --
Shareholders' equity                      685.7         --    703.0         --    708.8         --     795.1         --
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)     920.97         --   946.38         --   958.20         --  1,076.11         --
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities       39.8         --     21.7         --     20.0         --      73.2         --
Cash flows from investing activities       -7.9         --    -12.0         --    -20.4         --     -22.9         --
Cash flows from financing activities       -6.4         --     -0.2         --     15.8         --     -84.0         --
Cash and cash equivalents at end of
 period                                   215.9         --    225.0         --    238.3         --     203.0         --
-----------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                                             (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                           1Q                  2Q                  3Q                  4Q
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures                       18.6                17.6                15.5                 23.6
Depreciation for tangible fixed assets     17.0                16.5                15.7                 18.2
-----------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                                  (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                           1Q                  2Q                  3Q                  4Q
-----------------------------------------------------------------------------------------------------------------------
R&D expenditures                           19.3                24.8                24.2                 24.0
R&D expenditures / Total Sales   (%)        4.4                 5.5                 5.8                  5.1
-----------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                                    (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                           1Q                  2Q                  3Q                  4Q
-----------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net             -0.8                -0.7                -0.9                 -0.9
-----------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate
-----------------------------------------------------------------------------------------------------------------------
                                           1Q                  2Q                  3Q                  4Q
-----------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                  118.52              117.61              108.92               107.31
Exchange rate (Yen/EURO)                 134.67              132.27              129.58               134.10
-----------------------------------------------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2004 and 2003)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                           Three months    Three months
                                              ended           ended                       Change excluding
                                          March 31, 2004  March 31, 2003  Change     %    exchange impact     %
-----------------------------------------------------------------------------------------------------------------
( Office Equipment )
Imaging Solutions:
   Digital Imaging Systems                       153,230         166,111  -12,881   -7.8            -9,957   -6.0
      Percentage of net sales (%)                   32.5            36.0
         Domestic                                 69,041          66,170    2,871    4.3             2,871    4.3
         Overseas                                 84,189          99,941  -15,752  -15.8           -12,828  -12.8
   Other Imaging Systems                          46,217          54,917   -8,700  -15.8            -8,305  -15.1
      Percentage of net sales (%)                    9.8            12.0
         Domestic                                 16,974          18,822   -1,848   -9.8            -1,848   -9.8
         Overseas                                 29,243          36,095   -6,852  -19.0            -6,457  -17.9
Total Imaging Solutions                          199,447         221,028  -21,581   -9.8           -18,262   -8.3
      Percentage of net sales (%)                   42.3            48.0
   Domestic                                       86,015          84,992    1,023    1.2             1,023    1.2
   Overseas                                      113,432         136,036  -22,604  -16.6           -19,285  -14.2
-----------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                              151,191         116,450   34,741   29.8            35,131   30.2
      Percentage of net sales (%)                   32.1            25.3
         Domestic                                 64,255          51,043   13,212   25.9            13,212   25.9
         Overseas                                 86,936          65,407   21,529   32.9            21,919   33.5
   Other Input/Output Systems                      5,928          10,565   -4,637  -43.9            -4,681  -44.3
      Percentage of net sales (%)                    1.2             2.3
         Domestic                                  1,186           1,868     -682  -36.5              -682  -36.5
         Overseas                                  4,742           8,697   -3,955  -45.5            -3,999  -46.0
Total Network Input/Output Systems               157,119         127,015   30,104   23.7            30,450   24.0
      Percentage of net sales (%)                   33.3            27.6
   Domestic                                       65,441          52,911   12,530   23.7            12,530   23.7
   Overseas                                       91,678          74,104   17,574   23.7            17,920   24.2
-----------------------------------------------------------------------------------------------------------------
Network System Solutions                          56,967          57,357     -390   -0.7              -335   -0.6
      Percentage of net sales (%)                   12.2            12.4
   Domestic                                       55,502          56,795   -1,293   -2.3            -1,293   -2.3
   Overseas                                        1,465             562      903  160.7               958  170.5
-----------------------------------------------------------------------------------------------------------------
Office Equipment Total                           413,533         405,400    8,133    2.0            11,853    2.9
      Percentage of net sales (%)                   87.8            88.0
   Domestic                                      206,958         194,698   12,260    6.3            12,260    6.3
   Overseas                                      206,575         210,702   -4,127   -2.0              -407   -0.2
            The Americas                          82,663          88,937   -6,274   -7.1             2,316    2.6
            Europe                               104,981          98,309    6,672    6.8             1,560    1.6
            Other                                 18,931          23,456   -4,525  -19.3            -4,283  -18.3
-----------------------------------------------------------------------------------------------------------------
( Other Businesses )
Other Businesses                                  57,719          55,398    2,321    4.2             1,879    3.4
      Percentage of net sales (%)                   12.2            12.0
   Domestic                                       45,558          41,552    4,006    9.6             4,006    9.6
   Overseas                                       12,161          13,846   -1,685  -12.2            -2,127  -15.4
            The Americas                             120             393     -273  -69.5              -254  -64.6
            Europe                                 1,038           1,618     -580  -35.8              -624  -38.6
            Other                                 11,003          11,835     -832   -7.0            -1,249  -10.6
-----------------------------------------------------------------------------------------------------------------
Grand Total                                      471,252         460,798   10,454    2.3            13,732    3.0
      Percentage of net sales (%)                  100.0           100.0
   Domestic                                      252,516         236,250   16,266    6.9            16,266    6.9
      Percentage of net sales (%)                   53.6            51.3
   Overseas                                      218,736         224,548   -5,812   -2.6            -2,534   -1.1
      Percentage of net sales (%)                   46.4            48.7
            The Americas                          82,783          89,330   -6,547   -7.3             2,062    2.3
      Percentage of net sales (%)                   17.6            19.4
            Europe                               106,019          99,927    6,092    6.1               936    0.9
      Percentage of net sales (%)                   22.5            21.7
            Other                                 29,934          35,291   -5,357  -15.2            -5,532  -15.7
      Percentage of net sales (%)                    6.3             7.6
-----------------------------------------------------------------------------------------------------------------
Reference: Exchange rate
   US$ 1                                      Yen 107.31      Yen 119.04   Yen -11.73
   EURO 1                                     Yen 134.10      Yen 127.63   Yen   6.47

Each category includes the following product line:

Digital Imaging Systems      Digital PPCs, color PPCs, digital duplicators and
                             facsimile machines
Other Imaging Systems        Analog PPCs, diazo copiers, and thermal paper
Printing Systems             MFPs(multifunctional printers), laser printers
                             and software
Other Input/Output Systems   Optical discs and system scanners
Network System Solutions     Personal computers, PC servers, network systems
                             and network related software
Other Businesses             Optical equipments, metering equipments and
                             semiconductors

                                       A2

(Year ended March 31, 2004 and 2003)                                                                          (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                            Year ended      Year ended                             Change excluding
                                          March 31, 2004  March 31, 2003     Change           %    exchange impact          %
-------------------------------------------------------------------------------------------------------------------------------
( Office Equipment )
Imaging Solutions:
   Digital Imaging Systems                       606,270         626,967     -20,697         -3.3           -21,034        -3.4
      Percentage of net sales (%)                   34.1            36.1
         Domestic                                253,830         265,654     -11,824         -4.5           -11,824        -4.5
         Overseas                                352,440         361,313      -8,873         -2.5            -9,210        -2.5
   Other Imaging Systems                         197,304         232,746     -35,442        -15.2           -38,022       -16.3
      Percentage of net sales (%)                   11.0            13.4
         Domestic                                 70,762          80,520      -9,758        -12.1            -9,758       -12.1
         Overseas                                126,542         152,226     -25,684        -16.9           -28,264       -18.6
Total Imaging Solutions                          803,574         859,713     -56,139         -6.5           -59,056        -6.9
      Percentage of net sales (%)                   45.1            49.5
   Domestic                                      324,592         346,174     -21,582         -6.2           -21,582        -6.2
   Overseas                                      478,982         513,539     -34,557         -6.7           -37,474        -7.3
-------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                              509,212         408,830     100,382         24.6            94,874        23.2
      Percentage of net sales (%)                   28.6            23.5
         Domestic                                218,165         177,510      40,655         22.9            40,655        22.9
         Overseas                                291,047         231,320      59,727         25.8            54,219        23.4
   Other Input/Output Systems                     49,025          54,549      -5,524        -10.1            -6,459       -11.8
      Percentage of net sales (%)                    2.8             3.2
         Domestic                                  4,981          10,100      -5,119        -50.7            -5,119       -50.7
         Overseas                                 44,044          44,449        -405         -0.9            -1,340        -3.0
Total Network Input/Output Systems               558,237         463,379      94,858         20.5            88,415        19.1
      Percentage of net sales (%)                   31.4            26.7
   Domestic                                      223,146         187,610      35,536         18.9            35,536        18.9
   Overseas                                      335,091         275,769      59,322         21.5            52,879        19.2
-------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                         195,822         197,482      -1,660         -0.8            -1,680        -0.9
      Percentage of net sales (%)                   11.0            11.3
   Domestic                                      191,302         194,873      -3,571         -1.8            -3,571        -1.8
   Overseas                                        4,520           2,609       1,911         73.2             1,891        72.5
-------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                         1,557,633       1,520,574      37,059          2.4            27,679         1.8
      Percentage of net sales (%)                   87.5            87.5
   Domestic                                      739,040         728,657      10,383          1.4            10,383         1.4
   Overseas                                      818,593         791,917      26,676          3.4            17,296         2.2
         The Americas                            325,106         342,568     -17,462         -5.1             7,186         2.1
         Europe                                  398,109         349,577      48,532         13.9            15,008         4.3
         Other                                    95,378          99,772      -4,394         -4.4            -4,898        -4.9
-------------------------------------------------------------------------------------------------------------------------------
( Other Businesses )
Other Businesses                                 222,612         217,784       4,828          2.2             3,067         1.4
      Percentage of net sales (%)                   12.5            12.5
   Domestic                                      175,020         167,365       7,655          4.6             7,655         4.6
   Overseas                                       47,592          50,419      -2,827         -5.6            -4,588        -9.1
         The Americas                              1,274           1,372         -98         -7.1                -1        -0.1
         Europe                                    4,283           4,900        -617        -12.6              -943       -19.2
         Other                                    42,035          44,147      -2,112         -4.8            -3,644        -8.3
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                    1,780,245       1,738,358      41,887          2.4            30,746         1.8
      Percentage of net sales (%)                  100.0           100.0
   Domestic                                      914,060         896,022      18,038          2.0            18,038         2.0
      Percentage of net sales (%)                   51.3            51.5
   Overseas                                      866,185         842,336      23,849          2.8            12,708         1.5
      Percentage of net sales (%)                   48.7            48.5
         The Americas                            326,380         343,940     -17,560         -5.1             7,185         2.1
            Percentage of net sales (%)             18.3            19.8
         Europe                                  402,392         354,477      47,915         13.5            14,065         4.0
            Percentage of net sales (%)             22.6            20.4
         Other                                   137,413         143,919      -6,506         -4.5            -8,542        -5.9
            Percentage of net sales (%)              7.8             8.3
-------------------------------------------------------------------------------------------------------------------------------
Reference: Exchange rate
       US$ 1                                  Yen 113.09      Yen 121.96   Yen -8.87
       EURO 1                                 Yen 132.65      Yen 121.00   Yen 11.65

Each category includes the following product line:

Digital Imaging Systems     Digital PPCs, color PPCs, digital duplicators and
                            facsimile machines
Other Imaging Systems       Analog PPCs, diazo copiers, and thermal paper
Printing Systems            MFPs(multifunctional printers), laser printers and
                            software
Other Input/Output Systems  Optical discs and system scanners
Network System Solutions    Personal computers, PC servers, network systems
                            and network related software
Other Businesses            Optical equipments, metering equipments and
                            semiconductors

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                            Year ended March 31, 2005          Half year ended September 30, 2004
                                                      -------------------------------------  -------------------------------------
                                          Year ended            Change               Change            Change               Change
                                          Mar.31,'04  Forecast    %     Forecast(*)    %     Forecast    %     Forecast(*)    %
----------------------------------------------------------------------------------------------------------------------------------
( Office Equipment )
Imaging Solutions:
   Digital Imaging Systems                     606.2     543.3   -10.4        556.0    -8.3     281.6    -8.9        291.6    -5.7
      Domestic                                 253.8     230.0    -9.4        230.0    -9.4     119.1    -4.5        119.1    -4.5
      Overseas                                 352.4     313.3   -11.1        326.0    -7.5     162.5   -11.9        172.5    -6.4
   Other Imaging Systems                       197.3     157.5   -20.1        161.5   -18.1      83.9   -20.7         87.2   -17.7
      Domestic                                  70.7      60.5   -14.5         60.5   -14.5      31.2   -14.5         31.2   -14.5
      Overseas                                 126.5      97.0   -23.3        101.0   -20.2      52.7   -24.0         56.0   -19.4
Total Imaging Solutions                        803.5     700.9   -12.8        717.5   -10.7     365.5   -11.9        378.8    -8.7
   Domestic                                    324.5     290.5   -10.5        290.5   -10.5     150.3    -6.8        150.3    -6.8
   Overseas                                    478.9     410.4   -14.3        427.0   -10.9     215.2   -15.2        228.5   -10.0
----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                            509.2     636.5    25.0        651.5    27.9     293.2    25.6        303.6    30.0
      Domestic                                 218.1     265.8    21.8        265.8    21.8     124.6    24.2        124.6    24.2
      Overseas                                 291.0     370.7    27.4        385.7    32.5     168.6    26.7        179.0    34.5
   Other Input/Output Systems                   49.0      48.9    -0.2         51.1     4.2      22.9   -22.8         24.1   -18.9
      Domestic                                   4.9       2.7   -45.8          2.7   -45.8       1.0   -63.5          1.0   -63.5
      Overseas                                  44.0      46.2     5.0         48.4     9.9      21.9   -18.6         23.1   -14.4
Total Network Input/Output Systems             558.2     685.5    22.8        702.6    25.9     316.1    20.1        327.7    24.5
   Domestic                                    223.1     268.5    20.3        268.5    20.3     125.6    21.8        125.6    21.8
   Overseas                                    335.0     417.0    24.5        434.1    29.5     190.5    19.0        202.1    26.2
----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                       195.8     203.4     3.9        203.7     4.0     100.8     3.7        101.0     3.9
   Domestic                                    191.3     196.0     2.5        196.0     2.5      97.6     2.5         97.6     2.5
   Overseas                                      4.5       7.4    63.8          7.7    70.4       3.2    62.4          3.4    72.4
----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                       1,557.6   1,589.9     2.1      1,623.8     4.2     782.5     0.9        807.5     4.1
   Domestic                                    739.0     755.0     2.2        755.0     2.2     373.5     3.9        373.5     3.9
   Overseas                                    818.5     834.9     2.0        868.8     6.1     409.0    -1.6        434.0     4.4
      The Americas                             325.1     318.2    -2.1        342.8     5.4     154.6    -7.3        173.9     4.3
      Europe                                   398.1     410.1     3.0        418.5     5.1     199.2     2.4        204.6     5.1
      Other                                     95.3     106.5    11.7        107.5    12.7      55.1     1.3         55.5     2.1
----------------------------------------------------------------------------------------------------------------------------------
( Other Businesses )
Other Businesses                               222.6     220.0    -1.1        220.4    -1.0     112.5    -0.1        112.7     0.1
   Domestic                                    175.0     180.0     2.8        180.0     2.8      92.5     3.9         92.5     3.9
   Overseas                                     47.5      40.0   -15.8         40.4   -15.1      20.0   -15.1         20.2   -14.3
      The Americas                               1.2       1.2    -5.3          1.3     2.0       0.8    -7.4          0.9     4.2
      Europe                                     4.2       6.6    55.6          6.8    58.8       3.5    55.8          3.6    59.9
      Other                                     42.0      32.2   -23.4         32.3   -23.2      15.7   -23.2         15.7   -23.2
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                  1,780.2   1,810.0     1.7      1,844.2     3.6     895.0     0.8        920.2     3.6
   Domestic                                    914.0     935.0     2.3        935.0     2.3     466.0     3.9        466.0     3.9
   Overseas                                    866.1     875.0     1.0        909.2     5.0     429.0    -2.4        454.2     3.4
      The Americas                             326.3     319.4    -2.1        344.1     5.4     155.4    -7.3        174.8     4.3
      Europe                                   402.3     416.8     3.6        425.3     5.7     202.7     3.0        208.2     5.7
      Other                                    137.4     138.7     0.9        139.8     1.7      70.8    -5.4         71.2    -4.9
----------------------------------------------------------------------------------------------------------------------------------
* Excluding foreign exchange impact

Reference:                   Year ended Mar. 31, '04    Year ended Mar. 31, '05    Half year ended Sept. 30, '04
Exchange rate                     (Results)                  (Forecast)                      (Forecast)
   US$ 1                          Yen 113.09                 Yen 105.00                      Yen 105.00
   EURO 1                         Yen 132.65                 Yen 130.00                      Yen 130.00

Each category includes the following product line:

Digital Imaging Systems      Digital PPCs, color PPCs, digital duplicators and
                             facsimile machines
Other Imaging Systems        Analog PPCs, diazo copiers, and thermal paper
Printing Systems             MFPs(multifunctional printers), laser printers and
                             software
Other Input/Output Systems   Optical discs and system scanners
Network System Solutions     Personal computers, PC servers, network systems
                             and network related software
Other Businesses             Optical equipments, measuring equipments and
                             semiconductors

                                       A4

-APPENDIX B-
[SCHEDULE 1] CONSOLIDATED PERFORMANCE

---------------------------------------------------------------------------------------------------------------------------
                                               Year ended      Year ended      Year ended      Year ended      Year ended
                                             March 31, 2000  March 31, 2001  March 31, 2002  March 31, 2003  March 31, 2004
---------------------------------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                         1,447.1         1,538.2         1,672.3         1,738.3         1,780.2
Net income (Billions of yen)                           41.9            53.2            61.6            72.5            91.7
Return on equity (%)                                    8.1             9.7            10.4            11.2            12.6
Return on assets (%)                                    4.4             6.0             6.4             6.6             7.7
Net income per share (Yen)                            60.61           76.85           88.27           99.79          123.63
---------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 2] CONSOLIDATED SALES BY PRODUCT LINE
---------------------------------------------------------------------------------------------------------------------------
                                               Year ended      Year ended      Year ended      Year ended      Year ended
                                             March 31, 2000  March 31, 2001  March 31, 2002  March 31, 2003  March 31, 2004
---------------------------------------------------------------------------------------------------------------------------
Imaging Solutions (Billions of yen)                   898.0           867.0           934.1           859.7           803.5
Networking I/O Systems (Billions of yen)              173.1           261.8           344.2           463.3           558.2
Network System Solutions (Billions of yen)            181.9           209.5           206.9           197.4           195.8
Other Businesses (Billions of yen)                    194.0           199.8           186.9           217.7           222.6
---------------------------------------------------------------------------------------------------------------------------
Imaging Solutions (%)                                  62.0            56.4            55.8            49.5            45.1
Networking I/O Systems (%)                             12.0            17.0            20.6            26.7            31.4
Network System Solutions (%)                           12.6            13.6            12.4            11.3            11.0
Other Businesses (%)                                   13.4            13.0            11.2            12.5            12.5
Total                                                 100.0           100.0           100.0           100.0           100.0
---------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 3] CONSOLIDATED SALES BY GEOGRAPHIC AREA
---------------------------------------------------------------------------------------------------------------------------
                                               Year ended      Year ended      Year ended      Year ended      Year ended
                                             March 31, 2000  March 31, 2001  March 31, 2002  March 31, 2003  March 31, 2004
---------------------------------------------------------------------------------------------------------------------------
Japan (Billions of yen)                               873.1           930.4           902.6           896.0           914.0
The Americas (Billions of yen)                        231.1           252.6           341.7           343.9           326.3
Europe (Billions of yen)                              258.5           247.4           311.3           354.4           402.3
Others (Billions of yen)                               84.3           107.6           116.6           143.9           137.4
---------------------------------------------------------------------------------------------------------------------------
Japan (%)                                              60.3            60.5            54.0            51.5            51.3
The Americas (%)                                       16.0            16.4            20.4            19.8            18.3
Europe (%)                                             17.9            16.1            18.6            20.4            22.6
Others (%)                                              5.8             7.0             7.0             8.3             7.8
Total                                                 100.0           100.0           100.0           100.0           100.0
---------------------------------------------------------------------------------------------------------------------------

[SCHEDULE 4] GEOGRAPHIC SEGMENT INFORMATION
---------------------------------------------------------------------------
                                               Year ended      Year ended
Japan                                        March 31, 2003  March 31, 2004
---------------------------------------------------------------------------
Net sales (Billions of yen)                         1,274.9         1,313.1
Operating income (Billions of yen)                     86.1            97.3
Operating income on net sales (%)                       6.8             7.4
---------------------------------------------------------------------------

---------------------------------------------------------------------------
                                               Year ended      Year ended
The Americas                                 March 31, 2003  March 31, 2004
---------------------------------------------------------------------------
Net sales (Billions of yen)                           339.5           320.7
Operating income (Billions of yen)                     14.3            15.4
Operating income on net sales (%)                       4.2             4.8
---------------------------------------------------------------------------

---------------------------------------------------------------------------
                                               Year ended      Year ended
Europe                                       March 31, 2003  March 31, 2004
---------------------------------------------------------------------------
Net sales (Billions of yen)                           355.9           404.4
Operating income (Billions of yen)                     18.2            22.0
Operating income on net sales (%)                       5.1             5.4
---------------------------------------------------------------------------

---------------------------------------------------------------------------
                                               Year ended      Year ended
Others                                       March 31, 2003  March 31, 2004
---------------------------------------------------------------------------
Net sales (Billions of yen)                           169.8           193.3
Operating income (Billions of yen)                      9.9            10.4
Operating income on net sales (%)                       5.9             5.4
---------------------------------------------------------------------------

                                       A5